EXHIBIT 28.1

                     CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                           UNAUDITED FINANCIAL STATEMENTS

                         FOR THE THREE AND SIX MONTHS ENDED

                               JUNE 30, 1995 AND 1994

                           PART I - FINANCIAL INFORMATION

      ITEM 1.  FINANCIAL STATEMENTS

      a)             CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                                    BALANCE SHEET
                                     (Unaudited)
                                   (in thousands)


                                                             June 30,    December 31,
                                                              1995           1994
       Assets
            Cash                                           $   4,638     $   3,393

            Securities available for sale                         --           195

            Prepaid expenses and other assets                  2,246         1,254
            Investments in limited partnerships                2,508         2,508

            Investment properties:

                  Land                                        10,831        10,831

                  Building and related personal
                  equipment                                   94,622        93,660
                                                             105,453       104,491

                  Less accumulated depreciation              (65,842)      (63,288)

                                                              39,611        41,203
                  Real estate assets of property
                        in-substance foreclosed               21,081        20,722

                  Less accumulated depreciation               (1,638)       (1,122)

                                                              19,443        19,600

                                                           $  68,446     $  68,153
       Liabilities and Partners' Deficit

            Accounts payable and accrued expenses          $   3,029     $   2,038

            Mortgage notes and interest payable                4,414         4,700

            Master loan and interest payable                 253,599       238,486
            Due to affiliates                                     51           969

                                                             261,093       246,193

       Partners' Deficit
            General partner                                   (1,926)       (1,780)

            Limited partners                                (190,721)     (176,260)

                                                            (192,647)     (178,040)
                                                           $  68,446     $  68,153

                   See Accompanying Notes to Financial Statements

      b)             CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                              STATEMENTS OF OPERATIONS
                                     (Unaudited)
                          (in thousands, except unit data)


                                        Three Months Ended           Six Months Ended
                                             June 30,                    June 30,
                                         1995          1994         1995           1994

       Revenues:
          Rental income                $ 6,075       $ 5,606      $ 12,129       $ 11,198

          Interest and distribution
             income on investments          43             9            58             16

                Total revenues           6,118         5,615        12,187         11,214
       Expenses:

          Property operations            3,768         3,686         7,619          7,537

          Depreciation and
             amortization                1,630         1,504         3,207          2,979

          Interest                       6,523         6,875        15,330         13,684
          Administrative                   458           147           674            389

                Total expenses          12,379        12,212        26,830         24,589

          Loss on disposition               (2)           --            (9)            --

          Casualty gain                     --            --            45             --
                Net loss               $(6,263)      $(6,597)     $(14,607)      $(13,375)

       Net loss allocated
          to general partner (1%)      $   (63)      $   (66)     $   (146)      $   (133)

       Net loss allocated
          to limited partners (99%)     (6,200)       (6,531)      (14,461)       (13,242)

                                       $(6,263)      $(6,597)     $(14,607)      $(13,375)



                   See Accompanying Notes to Financial Statements

      c)             CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                    (Unaudited)

                   For the Six Months Ended June 30, 1995 and 1994
                                   (in thousands)





                                            General       Limited
                                            Partners      Partners           Total
       Partners' deficit at
          December 31, 1993                  $ (1,507)    $(149,178)        $(150,685)
       Net loss for the six months
          ended June 30, 1994                    (133)      (13,242)          (13,375)

       Partners' deficit at
          June 30, 1994                      $ (1,640)    $(162,420)        $(164,060)

       Partners' deficit at
          December 31, 1994                  $ (1,780)    $(176,260)        $(178,040)

       Net loss for the six months
          ended June 30, 1995                    (146)      (14,461)          (14,607)
       Partners' deficit at
          June 30, 1995                      $ (1,926)    $(190,721)        $(192,647)



                   See Accompanying Notes to Financial Statements

      d)             CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                              STATEMENTS OF CASH FLOWS
                                     (Unaudited)
                                   (in thousands)


                                                                Six Months Ended
                                                                     June 30,
                                                              1995            1994

       Cash flows from operating activities:
          Net loss                                         $(14,607)       $(13,375)

          Adjustments to reconcile net loss to net cash provided by operating activities:

           Depreciation and amortization                      3,210           2,982
           Loss on disposal of property                           9              --

           Casualty gain                                        (45)             --

           Change in accounts:

               Prepaid expenses and other assets             (1,047)           (170)
               Accounts payable and accrued expenses          1,049             229

               Interest on master loan                       15,113          12,528

               Due to affiliates                               (918)           (586)

               Interest payable                                  11              --
                   Net cash provided by operating
                     activities                               2,775           1,608

       Cash flows from investing activities:

          Property improvements and replacements             (1,429)           (938)

          Proceeds from sale of securities available
           for sale                                             195              --
                   Net cash used in investing
                     activities                              (1,234)           (938)

       Cash flows used in financing activities:

          Payments on notes payable                            (296)           (320)

       Net increase in cash                                   1,245             350

       Cash at beginning of period                            3,393           2,429

       Cash at end of period                                $ 4,638         $ 2,779

       Supplemental disclosure of cash flow
           information:
           Cash paid for interest                           $ 1,121         $ 1,722


                   See Accompanying Notes to Financial Statements


                                          5



                              EXHIBIT 28.1 (Continued)

      e)             CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                            NOTES TO FINANCIAL STATEMENTS
                                     (Unaudited)


      Note A - Basis of Presentation

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the General Partner, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended
      June 30, 1995, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1995.

         Certain reclassifications have been made to the 1994 information to conform to the 1995 presentation.

      Consolidation

         Consolidated Capital Equity Partners, L.P. ("Partnership") owns a 75%
      interest in a limited partnership ("Western Can, Ltd.") which owns 444
      De Haro, an office building in San Francisco, California.  The
      Partnership's investment in Western Can, Ltd. is consolidated in the Partnership's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd.
      has a net capital deficit and no minority liability exists with respect to the Partnership.

         The assets and liabilities at June 30, 1995, and December 31, 1994, and operations for the six months ended June 30, 1995 and 1994, of Carlton House are consolidated in the Partnership's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed.

      Investments in Limited Partnerships

         The investments in limited partnerships represent certain interest in four affiliated limited partnerships that were contributed by EP's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests.

      Note B - Related Party Transactions

         The Partnership paid property management fees based upon collected gross rental revenues for property management services in each of the six month periods ended June 30, 1995 and 1994. For the six months ended June 30, 1994, a portion of such property management fees were paid to the property management companies performing day-to-day property management services and the portion was paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, provided day-to-day




                                          6


                                EXHIBIT 28.1 (Continued)

      Note B - Related Party Transactions (continued)

      property management responsibilities for four of the Partnership's properties under the same management fee arrangement as the unaffiliated management companies. In late December 1994, an affiliate of Insignia assumed day-to-day property management responsibilities for all of the Partnership's properties. Fees paid to affiliates of Insignia during the six months ended June 30, 1995, and fees paid to Coventry and PSI for the six months ended June 30, 1994, are reflected in the following table.

         Also, the Partnership is subject to an Investment Advisory Agreement between the Partnership and an affiliate of ConCap Holdings, Inc.
      ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for the Partnership's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:




                                                        For the Six Months Ended
                                                                June 30,
                                                         1995                1994
                                                            (in thousands)

           Property management fees                       $615               $329

           Investment advisory fees                        129                129

         Property management fees increased for the six months ended June 30, 1995, compared to the six months ended June 30, 1994, due to the fact that all but four of the Partnership's investment properties were managed by unaffiliated management companies during the six months ended June 30, 1994. All of the Partnership's investment properties were managed by an affiliate of Insignia during the six months ended June 30, 1995.

         The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of Partnership activities. The General Partner and its current and former affiliates, which includes Coventry, received reimbursements for the six months ended June 30, 1995 and 1994, as reflected in the following table:


                                                          For the Six Months Ended
                                                                  June 30,
                                                            1995           1994
                                                                (in thousands)

          Reimbursement for services of affiliates        $300                $142

         Reimbursements for services of affiliates increased during the six months ended June 30, 1995, compared to the six months ended June 30, 1994, due to increased expense reimbursements related to the combined efforts of the Dallas and Greenville offices during the transition period for the six months ended June 30, 1995. These increased costs related to the transition efforts which were incurred to minimize any disruption in the year-end reporting function including the financial reporting and K-1 preparation and distribution. The General Partner expects administrative expenses to be reduced beginning in the third quarter of 1995 as the transition efforts are now complete.

         In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the New Master Loan Agreement, which is described more fully in the 1994 Annual Report. Such interest payments totalled approximately $918,000 and approximately $1.5 million for the six months ended June 30, 1995 and 1994, respectively. The Partnership received advances under the New Master Loan Agreement totalling $40,000 in February 1994. (See further discussion in Note C). No advances under the new Master Loan Agreement were made during the six months ended June 30, 1995.

      Note C - Master Loan and Accrued Interest Payable

         The Master Loan and accrued interest payable balances at June 30, 1995, and December 31, 1994, are $253.6 million and $238.5 million, respectively.

      Terms of Master Loan Agreement

         Under the terms of the New Master Loan Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Delator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the three and six month periods ended June 30, 1995 and 1994 was 12.5%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the New Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from sale or refinancing of any of the Partnership's properties are paid to CCIP under the terms of the New Master Loan Agreement. The New Master Loan Agreement matures in November 2000.

         Effective January 1, 1993, the Partnership and CCIP amended the New Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP to the Partnership. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP by the amount of the Partnership's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan for the Partnership.

         In February 1994, the Partnership advanced approximately $589,000 to New Carlton House Partners ("NCHP"), as an advance on the note receivable ("Carlton House Note") secured by a deed of trust on the Carlton House Apartment and Office Building ("Carlton House"), to pay Carlton House's 1994 property taxes. In February 1994, CCIP advanced $40,000 to the Partnership as an advance on the Master Loan. CCEP then advanced $40,000 to NCHP as an advance on the Carlton House Note to pay the remaining balance of 1993 property taxes. The notes payable are all nonrecourse, collateralized by deeds of trust on the real property. The notes payable bear interest at rates ranging from 8.0% to 10.5% per annum and mature between 1998 and 2007.

      Note D - Note Receivable Deemed In-Substance Foreclosed

         The Partnership holds the Carlton House Note which is secured by a deed of trust on Carlton House with a scheduled maturity in 1995. According to the note terms, interest accrues at 10% and compounds monthly on principal plus accrued but unpaid interest. The note
      receivable has been in default since 1991.   As described more fully in
      the 1994 Annual Report, the required debt service payments were reduced to only the amount of net cash flow from the Carlton House. In 1995 and 1994 no interest income was recognized as no cash related to the note receivable was received by the Partnership.

         As more fully described in the 1994 Annual Report, the Carlton House
      Note is deemed in-substance foreclosed. Summarized below are the assets, liabilities, partner's equity and the results of operations of the Carlton House that are included in the Partnership's financial statements for the six months ended June 30, 1995 and 1994, prepared on the same basis as the Partnership's financial statements. Any intercompany balances between the Partnership and the Carlton House have been eliminated in the Partnership's consolidated financial statements and the summarized financial statements set forth below:


                                                            June 30,     December 31,
                                                              1995           1994
       Assets
          Cash                                             $   1,577     $   1,519

          Securities available for sale                           --           195

          Prepaid expenses and other assets                      616           103
       Real estate:

           Land                                                3,805         3,805

           Building and improvements                          17,276        16,917

                                                              21,081        20,722
           Less accumulated depreciation                      (1,638)       (1,122)

                                                              19,443        19,600
               Total assets                                $  21,636     $  21,417


                                                            June 30,     December 31,
                                                              1995           1994
       Liabilities and Partners' Deficit
          Master loan and interest payable                 $      17     $      16

          Due to affiliates                                      763           763

          Other liabilities                                      591           467
               Total liabilities                               1,371         1,246

       Partners' equity                                       20,265        20,171

               Total liabilities and partners' equity      $  21,636     $  21,417



                                                             For the Six Months ended
                                                                   June 30,
                                                              1995          1994
       Revenues:
          Rental revenue                                     $ 2,908       $ 2,253

          Interest income on investments                          14           --

               Total revenues                                  2,922         2,253


       Expenses:
           Property operations                                 2,217         2,013

           Depreciation and amortization                         517           434


           Interest                                                1             2
           Administrative                                         93            22

               Total expenses                                  2,828         2,471

                   Net income (loss)                         $    94       $  (218)